Exhibit 99.2

Shareholder Agreement

Recitals

A.	Shareholders Urban Tea, Inc. (hereinafter “Urban Tea”) and T&O Management Group LLC (DBA OTTA; hereinafter “OTTA”) constitute all of our shareholders of the corporation, Urban Tea Management Inc. Urban Tea, located in Hunan, Changsha Province, China, and OTTA, located at 19 Baker Hill Road, Great Neck, NY 11023, (referred to singularly as a “Shareholder”, and collectively as “Shareholders”) entered into a Shareholder Agreement on the date of execution below. in Changsha, Hunan Province, China, and OTTA at 19 Baker Hill Road, Great Neck, NY 11023, here sometimes referred to singularly as shareholder, and collectively as shareholders, and Urban Tea Management Inc, a corporation organized under the laws of the State of New York, with its principal office located at 79 Madison Ave, Suite 17052, New York, NY 10016, hereinafter referred to as the Corporation.

B.	It is the desire and the intention of the shareholders to define the stock rights among themselves, and establish the terms and conditions with the Shareholder Agreement;

In consideration of the premises and the mutual agreements contained in this Agreement, made by each of the parties to the other, it is mutually agreed, to name but a few, as follows terms:

1.	This Agreement shall commence on the date of execution date written above and remain in full force and effect for a period along with the legal longevity of the company. At the end of the Initial Term for 10 years, this Agreement will automatically renew in one-year increments (each, a “Renewal Term”), unless and until this Agreement is terminated by both parties.

2.	The Corporation will be directed, controlled and managed both by OTTA and Urban Tea through formation of a the board (the “The board”). Within the limits of the Purpose of the Corporation and the terms of the Corporation Agreement, the board will have full authority to bind the Members in all matters relating to the direction, control and management of the Corporation. Authority to bind the Corporation in contract or in any third-party business relation lies exclusively with the board, or its delegate.

3.	The board shall consist with the Chairman of the Board, Vice-Chairman, the General Manager, Vice-General Manager, legal counsel, and or accountant. Urban Tea occupies three members and OTTA occupies two members. Each Representative will have the authority to bind their respective Member in decisions relating to the Corporation. Each Member may replace its Representative or appoint a temporary alternate at its own discretion on reasonable notice to the remaining Members. However, the total number of personnel on both sides remains unchanged.

4.	Both parties agree that OTTA shall assign a General Manager as representative to run the business, and Urban Tea shall assign a financial officer to be responsible for the management of the Corporation funds.

5.	All action and decision respecting the appointment of an accounting firm for the Corporation require the consent and agreement of a majority of the board. The Corporation is audited by an audit firm designated by Urban Tea.

6.	The board may appoint or remove the manager or supervisor with the consent of the majority of the members and may propose a replacement of General Manager.

7.	The performance appraisal objectives and responsibilities of the executive team’s management personnel are unanimously decided by the board.

8.	Urban Tea shall be liable for the providing of the tea kitchen’s technologies and overall operation planning and guidance for the brand called “Your Ladyship Tea” operated by the Corporation in the United States.

9.	A manager or managers may be appointed by the board where necessary or desirable. Duties of the managers will be determined by the board.

10.	Serving as the managing party for the overall project of the Corporation in the Unites States, OTTA shall be responsible for applying the business license, trademark registration, and any other necessary legal documents for the establishment of Corporation, etc.

1.	Stock Purchases

1.1	Capitalization

A.	The Corporation is authorized to issue 200 shares having no par value; and the Shareholders severally warrant and represent that each of them is the true and sole owner, legal and beneficial, of the shares of the Corporation in the following amounts:

Name	contribution	Shares (No Par Value Shares)
Urban Tea, Inc	$210,000.00	102
T&O Management Group LLC	$90,000.00	98

B.	Urban Tea and OTTA shall subscribe the shares at Urban Tea Management Inc. by agreement and thereafter each shareholder’s decision-making power shall be based on the percentage of their respective then equity interest in the Corporation

1.2	Preemptive Rights

No shares of stock shall be issued unless each shareholder is simultaneously given the preemptive right to purchase shares of stock in corporation as shall be provided for pursuant to the laws of the State of New York.

1.3	Changes in Capital Structure

In the event that the shares of stock of corporation are changed to or exchanged for a different number or kind of shares of stock, or other securities, whether by reason of merger, consolidation, recapitalization, reclassification, split-up, combination of shares, or otherwise, or exchanged for shares of another corporation, or if the number of issued and outstanding shares of stock is increased through the payment of a stock dividend, then there shall be substituted for or added to the stock subject to this agreement, whether issued and outstanding, or reserved for issuance, the number and kind of shares of stock or other securities into which the stock of corporation shall have been so changed, or for which the stock will be exchanged, or to which the stock shall be entitled, as the case may be, and the price of the shares to be purchased by each shareholder shall be approximately adjusted to reflect the events specified in this section.

2.	Directors; Officers; General Operations

2.1	Directors and Officers

Each of the shareholders agrees that it will vote its shares, to the extent legally possible, vote as a director to accomplish the following:

The board of directors of corporation will initially consist of five persons, Long Yi, Xinyao Wang, Claire Qianjin Li, Liu Tao and Wenyuan Zhang, and each of the shareholders shall be elected as a director. The shareholders are entitled to change the number of boards and elect directors as they wish.

The board of directors shall perform such functions for and on behalf of the corporation, as are not otherwise delegated to some other individual(s) or entity(ies) under either the provisions of this agreement, or by the operation of law. If the board of directors should ever reach an impasse and be unable to take any action because of the lack of a necessary consensus of the members thereof, then an interim director (“Interim Director”) shall be designated by the unanimous written consent of the shareholders, solely for the purpose of resolving the particular impasse. If the Interim Director is ever appointed under the provisions of this Section, then the Interim Director shall be indemnified and held harmless by the corporation against any claim, loss, damage, liability or cost asserted against or incurred by the Interim Director that is related to any action taken by such individual in the capacity of Interim Director to the corporation, unless such claim, loss, damage, liability or cost is determined by a competent court of law having proper jurisdiction, to be the direct result of either a fraud committed by, or the gross negligence of, the Interim Director.

(b)	the board will elect the officers designated after its name below:

Officer	Name
Treasurer	Lu Jing
General Manager	Yi Long
Vice General Manager	Claire Qianjin Li

(c)	A shareholder’s meeting shall be held in the event that a disagreement or conflict of interest occurs.

2.2	Corporate Funds

The bank account of corporation will be maintained at a bank in New York City, New York. Further or different banking facilities may be selected and arranged for from time to time by the board of directors. No check or draft may be drawn for any obligation in excess of $2,000 unless such check or draft is signed by two officers.

2.3	Auditors

Until their successors are selected by the board of directors, Centurian A. P shall be the accountants and auditors of corporation. As soon as practical after the end of each fiscal year, the board of directors shall request corporation’s independent accountants to transmit to it a report on corporation’s financial statements, after examination of such statements by them. The examination will be conducted, insofar as practicable, in accordance with generally accepted auditing standards, with a view toward the rendering of an unqualified report. Copies of all reports of the accountants and auditors of corporation shall be available to each shareholder as soon as practical after its publication.

2.4	Restrictions on Management

Except as otherwise provided herein, or by operation of law, no individual who, or entity which, manages and directs the operation of the business and affairs of the corporation under the provisions of this agreement, shall have any authority to take any of the actions set forth hereafter in this section, without the prior consent of at least 51% of the then outstanding shares:

(a)	Issue or sell on behalf of the corporation any additional shares;

(b)	Sell any asset of the corporation which has a fair market value in excess of $2,000, as determined at the time of such sale;

(c)	Enter into an arrangement which subjects the corporation to any single obligation, other than an obligation to pay a salary to an employee of the corporation, which is in excess of $2,000, in the aggregate, during any single calendar month;

(d)	Make any payment(s) for or on behalf of the corporation to any person or entity, other than payments of a salary to an employee of the corporation, which is (are) in excess of $2,000, in the aggregate, during any single calendar month;

(e)	Enter into an obligation to pay a salary to an employee of the corporation which is in excess of an amount to be determined by the shareholders;

(f)	Cause the corporation to engage in any type of business other than trade and spa business; or

(g)	Engage in any activity, for or on behalf of the corporation, which is either unlawful, or in specific contradiction with the terms of this agreement.

2.5	Indemnification

The Corporation agrees to indemnify and hold each of the officers and members of the Corporation’s board of directors (“Board of Directors”) harmless from and against any claim, loss, damage, liability or cost asserted against or incurred by such individual which is attributable to the services rendered in that capacity, except for any such claim, loss, damage, liability or cost determined by a competent court of law having proper jurisdiction, to be the direct result of an act by the individual, that is: (i) unlawful; or (ii) specifically outside the scope of such officer’s or director’s corporate authority.

2.5.1	Detailed Procedures of Indemnification

(a)	The corporation shall, to the extent legally permissible, indemnify each of the directors and officers of the corporation against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise, or as fines and penalties, and counsel fees, reasonably incurred by such director or officer in connection with the defense or disposition of any action, suit, or other proceeding, whether civil or criminal, in which such director or officer may be involved or with which such director or officer may be threatened, while in office or thereafter, by reason of such director or officer being or having been such a director or officer of the corporation or by reason of such director or officer serving or having served at the request of the corporation as a director, officer, or trustee of a wholly owned subsidiary of the corporation or having served in any capacity with respect to any employee benefit plan maintained by the corporation or any wholly owned subsidiary of the corporation, except with respect to any matter as to which such director or officer shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the corporation or of such subsidiary or, to the extent that such matter relates to service with respect to any such employee benefit plan, in the best interest of the participants or beneficiaries of such employee benefit plan; provided, however, that as to any matter disposed of by a compromise payment by such director or officer, pursuant to a consent decree or otherwise, no indemnification either for such payment or for any other expenses shall be provided unless such indemnification shall be ordered by a court or unless such compromise shall be approved as in the best interest of the corporation, after notice that it involves such indemnification: (1) by a disinterested majority of the directors of the corporation then in office; or (2) by a majority of the disinterested directors of the corporation then in office, provided that there has been obtained an opinion in writing of independent legal counsel to the effect that such director or officer appears to have acted in good faith in the reasonable belief that his or her action was in the best interest of the corporation; or (3) by the holders of a majority of the outstanding stock at the time entitled to vote for directors, voting as a single class, exclusive of any stock owned by any interested director or officer.

(b)	Expenses, including counsel fees, reasonably incurred by any director or officer of the corporation in connection with the defense or disposition of any such action, suit, or other proceeding shall be paid from time to time by the corporation in advance of the final disposition thereof on receipt of an undertaking by such director or officer to repay the amounts so paid to the corporation if it is ultimately determined that indemnification for such expense is not authorized under this paragraph.

(c)	If in an action, suit, or proceeding brought by or in the right of the corporation, a director of the corporation is held not liable for monetary damages, whether because that director is relieved of personal liability under the provisions of the certificate of incorporation of the corporation or otherwise, that director shall be deemed to have met the standard of conduct set forth in (a) above and shall be entitled to indemnification for expenses reasonably incurred in the defense of such action, suit, or proceeding.

(d)	The indemnification by the corporation provided for in this agreement shall not be exclusive of or affect any other rights to which any director or officer may be entitled.

2.6	Dividends

Subject to the limitations contained in the New York Business Corporation Law, dividends shall be paid to the shareholders of the corporation in such amounts, and at such times, as may be determined by the board of directors.

3.	Records and Reports

Any individual who, or entity which, manages and directs the operation of the business and affairs of the corporation under this Agreement, shall cause the corporation to maintain the books, records and other documents as required by the New York Business Corporation Law; such individual or entity shall cause the corporation to furnish to each of the shareholders an annual report such as referred to in the New York Business Corporation Law, which report need not be audited.

4.	Officers obligations

4.2	Restrictions on Competitive Activities

Each of the officers agrees to devote its best efforts and entire time and attention to the business of corporation, and that it shall not directly or indirectly engage in any other business, either as a proprietor, partner, shareholder, director, officer, creditor, employee, or in any other capacity whatsoever. Nothing in this paragraph shall restrict any officers from: (a) owning less than a controlling interest in any securities that are traded over the counter or on a national stock exchange, or (b) acting as a consultant to a person who or company that does not directly or indirectly compete with corporation, and provided further that such consultancy does not conflict or interfere with that shareholder’s ability to provide services on a full-time basis to corporation. If any shareholder undertakes such a consultancy, the shareholder must keep the other officers of corporation informed of the name of the person, firm, or corporation the officer is consulting to and the general nature of the consultancy.

4.3	Conflicting Obligations

Each of the shareholders warrants that it is not limited or restricted in any way from entering into the business contemplated by the shareholders and each agrees to hold each of the other shareholders and corporation harmless in the event of any suit in which the moving party or parties allege that the shareholder’s relationships or activities with corporation violate any agreement or duty at common law not to engage in corporation’s business.

4.4	Protection of Confidential Information

Each shareholder agrees that he or she will maintain in confidence and will not disclose or use, either during or after his or her term of employment with the corporation without the prior express written consent of the corporation, any proprietary or confidential information or know-how belonging to the corporation (“Confidential Information”), whether or not it is in written or permanent form, except to the extent required to perform his or her duties on behalf of the corporation as an employee. Such Confidential Information includes, but is not limited to, technical and business information relating to the corporation’s inventions or products, research and development, production processes, manufacturing and engineering processes, machines and equipment, finances, customers, marketing, and production and future business plans. Upon termination of his or her employment, each shareholder agrees to deliver to the corporation all written and tangible material in his or her possession incorporating the Confidential Information or otherwise relating to the corporation’s business. These obligations with respect to Confidential Information extend to information belonging to customers and suppliers of the corporation who may have disclosed such information to the shareholder in the course of business.

5.	Buy-Sell Provisions

5.1	Restrictions on Transfers

Each shareholder agrees that it will not in any manner encumber or dispose of all or any part of the stock the shareholder is purchasing pursuant to this agreement or may subsequently acquire until such shareholder complies with the terms of this Section Five.

5.2	Right of First Offer

(a)	Commencing as of the sale of this agreement, any shareholder desiring to encumber or dispose of all or any part of the shareholder’s stock in corporation, shall first offer in writing to sell all, and not a part, of such stock to corporation. The offering shareholder must mail a copy of the offer to each of the other shareholders.

(b)	Corporation may, within 10 days after receipt of the offer, accept it by mailing written notice of acceptance to the offering shareholder. If corporation does not accept the offer by mailing written notice of acceptance to the offering shareholder, then the other shareholders will within 10 days after receipt of the offer, have the option to accept such offer by mailing written notice of acceptance to the offering shareholder. If the other shareholders do not accept the offer, the offering shareholder shall be free to sell the shares on the open market.

5.3	Death

In the event of the death of a shareholder, the shareholder’s estate will be deemed to have offered, and corporation shall purchase, all the stock of corporation owned any such shareholder.

5.4	Certain Definitions

(a)	The provisions of Paragraphs 5.8 through 5.13 will apply to determine the purchase price the purchaser must pay for any stock purchased pursuant to Paragraphs 5.1 through 5.6 hereof and will provide the terms of payment for the stock.

(b)	“Net sales” means gross sales less trade discounts and allowances and merchandise returns.

(c)	“Pay-out period” means the 5-year period from and after the date on which a shareholder sells its stock under this agreement.

(d)	“Applicable trademarks” means all trade names, trademarks, and copyrights of corporation, whether registered or unregistered, owned by it or used by it on or any time or from time to time before the “valuation date” (as defined below).

5.5	Purchase Price

(a)	The purchase price of stock purchased and sold under this agreement shall be the sum of (1) the book value of the stock as reflected on the financial statements of corporation as of the last day of the month (the “valuation date”) in which the offer to sell (or call, with respect to a transaction under Paragraph 5.3) was made, plus (2) the good will payments provided for below. The purchase price shall be determined in accordance with the provisions of this paragraph by the independent accountants servicing corporation at the time such a determination is required. It is expressly agreed that the determination by such independent accountants, when made, certified, and delivered, shall be binding on all of the parties to this agreement, provided that such accountants shall have used generally accepted accounting principles applied on a consistent basis and provided further, that such accountants shall have given proper effect to all of the provisions of this Paragraph 5.8.

(b)	”Book value” shall be the tangible book value without good will except good will created by reason of an acquisition above the book value of the acquiring entity. The parties agree that a physical inventory, observed by the accountants, will be taken of all merchandise and supplies at the valuation date and that date will be the date as of which the financial statement shall be presented for purposes of determination of book value.

(c)	The purchaser will pay to the seller (in addition to the payments made on account of the book value for the acquired shares) an amount attributable to the good will of the shares, equal to (1) 80 percent of the net sales of corporation from the sale of all products manufactured or distributed by it under any of the applicable trademarks during the pay-out period, plus (2) 80 percent of all net royalties, licensing receipts, and similar moneys received by corporation during the pay-out period from licenses or grants of similar rights to use or market products under any of the applicable trademarks, plus (3) a percentage (determined as provided below) of all considerations received from the sale or other disposition during the pay-out period of any applicable trademarks or any rights or interests therein or thereto (other than those covered by Clause (2) hereof); the percentage will be an amount equal to 80 percent times the number of years remaining in the pay-out period, as of the date of such sale or other disposition. Clauses (1) and (2) hereof are subject to the proviso that, if the stock of any shareholder other than is purchased under this agreement on or before July 1, the annual good-will payments under Clauses (1) and (2) will be deemed to be one-third of the amount provided for in such clauses, and if such stock is purchased after July 1, such payments will be two-thirds of the amount otherwise provided for in Clauses (1) and (2).

(d)	During a pay-out period, corporation will not sell or otherwise dispose of any applicable trademark except in an arm’s length transaction, to a purchaser unaffiliated, directly or indirectly, with corporation or any of the remaining shareholders, and for the fair market value of the applicable trademark so sold.

5.6	Involuntary Transfers

In the event of any sale, transfer, or disposition of any stock subject to this agreement in any manner not mentioned above, whether voluntary or involuntary, including, but not limited to, sale, transfer, or disposition under judicial order, legal process, attachment, enforcement of a pledge, trust, or encumbrance, or sale under any of them, the purchaser or one to whom the stock passes or encumbrance, or sale under any of them, the purchaser or one to whom the stock passes or is disposed of shall offer in writing to sell to corporation and the shareholders all of such stock, within 10 days after such sale, transfer, or disposition on the terms and conditions set forth in Paragraph 5.2 of this agreement, provided, however, that the purchase price of such stock value shall be the lesser of the price paid by the offeror or the book value as determined pursuant to Paragraph 5.8 this agreement as of the last day of the month preceding such offer.

5.7	Transfers in Violation of Agreement

Any sale, transfer, disposition, or encumbrance of any stock subject to this agreement made in violation to the terms and conditions of this agreement shall be absolutely null and void, and the stock shall not be transferred or recognized by corporation.

5.8	Corporate Actions

If at any time, corporation is required to make any payment on the purchase of stock by the terms of this agreement, and its surplus is then insufficient for such purpose, then:

(a)	The entire available surplus must be used to purchase as many shares of such stock as may be purchased with such surplus amount; and

(b)	Corporation must, as rapidly as it acquires sufficient surplus, purchase any shares not purchased to subparagraph (a), above.

6.	Stock Certificate Legend

Each shareholder agrees that it will hold its shares subject to the terms of this agreement, and will not sell, transfer, pledge, assign, encumber, or otherwise dispose of the shares in any manner except as provided by the terms of this agreement. Each shareholder agrees that any certificate issued to the shareholder pursuant to this agreement will be endorsed with the following legend:

“Sale, transfer, pledge, assignment, or encumbrance of the securities represented by this certificate is subject to the terms of a shareholders’ agreement dated October 29th, 2019, which may be examined at the principal office of the corporation.”

7.	Notices

All notices pursuant to this agreement must be given by registered or certified mail addressed to the party receiving notice at the address set forth for the party in this agreement or such other address as may be specified by notice in writing given in the same manner by any party or parties to all signatories.

8.	Parties Bound; Further Acts

This agreement is binding on the parties hereto, their heirs, executors, administrators, successors, and assigns. The parties agree for themselves, and their heirs, executors, administrators, successors, and assigns, to execute any instruments and to perform any acts that may be necessary or proper to carry out the purposes of this agreement, but the failure to execute such instruments will not affect the rights of any party hereto or the obligations of any estate, as provided in this agreement.

9.	Governing Law

This agreement is subject to and governed by the laws of the State of New York, regardless of the fact that one or more of the parties now is or may become a resident of another state.

10.	Agreement to Prevail in Event of Variation with Terms of Charter

This agreement shall be incorporated in the corporate minutes of corporation. Where there is any variation in the bylaws and/or the certificate of incorporation of corporation, the provisions of this agreement will prevail as between corporation’s shareholders and any person having notice of this agreement.

11.	Entire Agreement; Waiver, Modification, and Change

This agreement contains the entire agreement of the parties with respect to its subject matter, and no waiver, modification, or change will be valid unless contained in a writing signed by the party or parties to be bound.

In witness whereof, the parties have executed this Shareholders’ Agreement at New York City the day and year first above written.

Urban Tea, Inc.

Oct 29, 2019	/s/ Long Yi
Long Yi, CEO

T&O Management Group LLC

/s/ Claire Qianjin Li
Witness	Claire Qianjin Li